Exhibit 99.1

TAOP Reports Fiscal Year 2020 Financial Results and Provides Guidance for FY2021

SHENZHEN, China, April 30, 2021 - Taoping Inc. (NASDAQ: TAOP), a provider of Internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, today announced its financial results for the year ended December 31, 2020.

Revenue was $11.0 million for the year ended December 31, 2020, a decrease of $2.8 million, compared to $13.8 million for the year ended December 31, 2019. Revenue was $7.3 million for the second half year of 2020, an increase of $3.6 million or 96% from $3.7 million for the first half year of 2020, and an increase of $0.6 million or 9% from $6.7 million for the second half year of 2019. The decrease in revenue in 2020 from 2019 was primarily due to the negative impact of the COVID-19 pandemic and the slowdown of the out-of-home advertising market in China in 2020. The increase in the second half of 2020 from first half of 2020 was primarily due to recovery from COVID-19, while the increase in the second half of 2020 from second half of 2019 was primarily due to the growth in the sales of software and high-end data storage server.

The Company incurred a loss from operations of $17.4 million for the year ended December 31, 2020, compared to a loss from operations of $4.2 million for the year ended December 31, 2019. The increase in loss from operations was mainly attributed to an increase of $10.0 million in allowance for credit losses.

Net loss attributable to the Company was $17.7 million for the year ended December 31, 2020, compared to a net loss attributable to the Company of $3.6 million for the year ended December 31, 2019. The net loss was mainly attributed to the loss from operations. Loss per share was $2.49 for the year ended December 31, 2020, compared to loss per share of $0.54 for the year ended December 31, 2019. On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s ordinary shares. The basic and diluted loss per share were retroactively adjusted for all periods presented.

Net cash used in operating activities was $1.8 million for the year ended December 31, 2020 and net cash used in operating activities was $1.7 million for the year ended December 31, 2019.

Working capital deficit was $17.4 million as of December 31, 2020, compared to working capital deficit of $7.0 million as of December 31, 2019.

“Even though the pandemic has weakened the market environment for the new-media industry, we upgraded in the second half 2020 Taoping Smart Cloud Platform and optimized the performance of ad publishing, data monitoring, publication management, transaction system, and API interface docking, and we are happy to report sales recovery from first half of 2020 and a small growth from second half year of 2019. Following a strategic review of the Company’s core and non-core assets, in 2021 we decided to expand our business scope and tap into blockchain and cloud computing industries,” said Mr. Jianghuai Lin, CEO and Chairman of TAOP.

Mr. Lin added, “Starting from 2021, TAOP made a series of moves including the launch of three new business divisions, the integration of Taoping New Media, the acquisition of Render Lake, strategic collaborations in education and in cloud computing, and investments in cloud computing power. The acquisitions of Taoping New Media and Render Lake are expected to close in May 2021. We see 2021 as an exciting transformation year and a growth year for the Company. Our media and smart cloud business are showing growth momentum, and our new businesses have started ramping up. Based on business visibility we currently have, I’d like to provide the Company’s financial guidance for fiscal year of 2021. We expect 2021 revenue to be in the range from $40 million to $50 million, and 2021 operating income of $8 million to $10 million, including the contributions from Taoping New Media, Render Lake and new revenue streams developed in 2021.”

Operational Highlights

●	On April 21, 2021, the Company established a wholly-owned Hong Kong subsidiary, Taoping Capital Limited (“Taoping Capital”), to provide capital support for the growth of TAOP’s blockchain and digital asset business and the Company’s cloud desktop, cloud rendering and cloud gaming businesses.

●	On April 19, 2021, the Company launched “Taoping G Cloud Data Center” located in Dong-guan City, Guangdong Province, and planned to deploy a total of 3,000 of general-purpose servers suitable for Ethereum and cloud desktops in the data center in 2021.

●	On April 15, 2021, the Company signed a Bitcoin mining machine purchase agreement with Bitmain Technologies Limited. Pursuant to the Purchase Agreement, TAOP will purchase Antminer S19j Pro Bitcoin mining machines with a total order value of about $24 million. Upon the completion of deliveries under the Purchase Agreement, TAOP is expected to own an additional hash rate of approximately 300,000 TH/s.

●	On April 13, 2021, the Company entered into exclusive strategic cooperation and joint operation agreement with Ordos Blockchain Cloud Computing Technology Co., Ltd., a cloud service provider located in Ordos, Inner Mongolia, China, to jointly establish and operate a GPU cloud computing power trading platform.

●	On March 31, 2021, the Company entered into a share purchase agreement with Genie Global Limited. (“Genie Global”) to acquire 51% equity interest in Genie Global’s wholly owned subsidiary, Render Lake Tech Ltd. (“Render Lake”), a cloud infrastructure service provider.

●	On March 29, 2021, the Company entered into a strategic cooperation framework agreement with Shanghai Guanghua Education Investment Management Co., Ltd. (“Shanghai Guanghua Education”) and Wuhu Sasan Education Management Co., Ltd. (“Wuhu Sasan”), a majority-owned subsidiary of Shanghai Guanghua Education for a term of three years. TAOP and Wuhu Sasan intend to form a joint venture company in Wuhu city, China to develop online education and cloud rendering business.

●	On March 22, 2021, the Company entered into a strategic cooperation agreement with BitFuFu.com (“BitFuFu”). TAOP will purchase blockchain cloud computing service with a total value of $10 million from BitFuFu within three years.

●	On March 19, 2021, the Company entered into a share purchase agreement to acquire 100% equity interest in Taoping New Media Co., Ltd. (“Taoping New Media”). After the closing of the transaction, Taoping New Media will become a wholly owned subsidiary of Biznest Internet Technology Co., Ltd., a variable interest entity of TAOP.

●	In March 2021, the Company launched three new divisions- Blockchain Business Division, Digital Culture Business Division and NFT Division for better business development.

●	On January 26, 2021, the Company entered into a strategic partnership agreement with Ivy International Education Technology Co., Ltd. to develop and market new learning programs for quality education.

●	On December 7, 2020, the Company entered into a strategic cooperation agreement with Guangke Digital Technology Co., Ltd. (“Guangke Digital”) for the application of Taoping Smart Cloud Platform to enable cloud operations of Guangke Digital’s projection equipment.

Financial Results for Fiscal Year 2020

Revenue

Revenue was $11.0 million for the year ended December 31, 2020, compared to $13.8 million for the year ended December 31, 2019, a decrease of $2.8 million, or 20%. The decrease was primarily due to the negative impact of COVID-19 pandemic and the slowdown of the out-of-home advertising market in China in 2020. Revenue was $7.3 million for the second half year of 2020, an increase of $3.6 million or 96% from $3.7 million for the first half year of 2020, and an increase of $0.6 million or 9% from $6.7 million for the second half year of 2019.

Gross Profit

Gross profit was $3.9 million for the year ended December 31, 2020, a decrease of $ 2.7 million compared to $6.6 million for the year ended December 31, 2019. Gross profit as a percentage of revenue was 35.7% for the year ended December 31, 2020, decreased from 47.9% for the year ended December 31, 2019. The decrease in the overall gross margin was primarily resulted from lower margin product sales.

Administrative, R&D and Selling Expenses

Administrative expenses increased by $10.0 million, or 150.9%, to $16.7 million for the year ended December 31, 2020, from $6.6 million for the year ended December 31, 2019. Such increase was primarily due to an increase of $10.0 million in allowance for credit losses, as a result of negative COVID-19 impacts to Company’s customers. The Company intends to control administrative expenses with more efforts in the collection of accounts receivable. As a percentage of revenue, administrative expenses increased to 151.0% for the year ended December 31, 2020, from 48.3% for the year ended December 31, 2019.

Research and development (“R&D”) expenses increased by $0.3 million, or 8.3%, to $3.9 million for the year ended December 31, 2020, from $3.6 million for the year ended December 31, 2019. Such increase was primarily due to the increase of depreciation of R&D related hardware equipment and software. As a percentage of revenue, research and development expenses increased to 35.2% for 2020, from 26.1% in 2019.

Selling expenses increased by $0.2 million, or 36.4%, to $0.7 million for the year ended December 31, 2020, from $0.5 million for the year ended December 31, 2019. This increase was due to the increase of the marketing expense for expansion of our nationwide Taoping network.

Net loss attributable to Company

As a result of the cumulative effect of the foregoing factors, net loss attributable to the Company was $17.7 million for the year ended December 31, 2020, compared to a net loss attributable to the Company of $3.6 million for the year ended December 31, 2019.

Cash and Financial Position

As of December 31, 2020, the Company had cash and cash equivalents of $0.9 million and restricted cash of $0.2 million, compared to $1.5 million of cash and cash equivalents as of December 31, 2019. Working capital deficit was $17.4 million as of December 31, 2020, compared to working capital deficit of $7.0 million as of December 31, 2019.

Net cash used in operating activities was $1.8 million for the year ended December 31, 2020, compared to net cash used in operating activities was $1.7 million for the year ended December 31, 2019.

About Taoping Inc.

Taoping Inc. (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements may relate to, among other things, statements regarding our expected growth and financial performance, our strategy to drive growth, anticipated effects of the ongoing COVID-19 pandemic, expectations regarding our new businesses, anticipated benefits of the Company’s acquisitions, and our guidance for the full year ending December 31, 2021, Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu
Email: chang_qiu@taoping.cn

or

Dragon Gate Investment Partners LLC

Tel: +1 (646)-801-2803
Email: taop@dgipl.com

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$882,770	$1,519,666
Restricted cash	214,144	-
Accounts receivable, net	4,264,257	4,926,081
Accounts receivable-related parties, net	2,919,215	8,733,263
Advances to suppliers	3,202,313	1,064,901
Inventories, net	254,678	302,938
loan receivable - related party	519,331	397,041
Other current assets	173,026	2,087,946
TOTAL CURRENT ASSETS	12,429,734	19,031,836

Non-current accounts receivable, net	1,839,230	1,648,109
Non-current accounts receivable-related parties, net	1,323,196	3,793,949
Property, equipment and software, net	10,851,899	11,835,516
Intangible assets, net	-	1,496
Long-term investments	30,592	-
Other assets, non-current net	4,302,000	4,304,640
TOTAL ASSETS	$30,776,651	$40,615,546

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$6,210,176	$6,584,664
Accounts payable	14,857,436	12,586,696
Accounts payable-related parties	69,585	65,276
Advances from customers	315,924	421,700
Advances from customers-related parties	161,063	140,938
Amounts due to related party	137,664	129,139
Accrued payroll and benefits	231,598	193,912
Other payables and accrued expenses	6,636,097	4,897,672
Income tax payable	-	70,653
Convertible note payable, net of debt discounts	1,180,908	916,511
TOTAL CURRENT LIABILITIES	29,800,451	26,007,161
EQUITY
Ordinary shares, 2020 and 2019: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2020: 8,486,956 shares; 2019: 7,000,027 shares*;	131,247,787	126,257,156
Additional paid-in capital	15,643,404	16,461,333
Reserve	14,044,269	14,044,269
Accumulated deficit	(192,212,544)	(174,517,769)
Accumulated other comprehensive income	23,612,413	23,022,845
Total equity of the Company	(7,664,671)	5,267,834
Non-controlling interest	8,640,871	9,340,551
TOTAL EQUITY	976,200	14,608,385

TOTAL LIABILITIES AND EQUITY	$30,776,651	$40,615,546

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except for shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	2020	2019	2018
Revenue – Products	$6,591,132	$3,116,145	$6,546,016
Revenue - Products-related parties	375,736	7,352,236	9,373,272
Revenue – Software	3,080,152	2,246,497	3,037,912
Revenue – Software-related parties	-	-	45,400
Revenue – Others	869,635	969,751	1,490,324
Revenue - Others-related parties	146,120	106,674	85,416
TOTAL REVENUE	11,062,775	13,791,303	20,578,340

Cost – Products	6,211,647	6,448,965	9,808,837
Cost – Software	572,054	525,473	783,702
Cost – System integration	-	57,911	227,677
Cost – Others	335,424	156,743	104,030
TOTAL COST	7,119,125	7,189,092	10,924,246

GROSS PROFIT	3,943,650	6,602,211	9,654,094

Administrative expenses	16,707,106	6,657,972	4,299,820
Research and development expenses	3,889,126	3,592,843	4,756,088
Selling expenses	714,147	523,557	429,362
(LOSS) INCOME FROM OPERATIONS	(17,366,729)	(4,172,161)	168,824

Subsidy income	556,186	431,555	556,187
Other (loss) income, net	(578,766)	238,200	400,566
Interest income	4,798	133,517	36,381
Interest expense and debt discounts expense	(1,018,013)	(499,852)	(484,403)

(Loss) income before income taxes	(18,402,524)	(3,868,741)	677,555

Income tax benefit	71,316	274,480	1,201,231
NET (LOSS) INCOME	(18,331,208)	(3,594,261)	1,878,786
Less: net loss (income) attributable to the non-controlling interest	636,433	11,929	(186,803)
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(17,694,775)	$(3,582,332)	$1,691,983

(Loss) earnings per share - Basic and Diluted*
Basic	$(2.49)	$(0.54)	$0.24
Diluted	$(2.49)	$(0.54)	$0.24
(LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(2.40)	$(0.54)	$0.24
Diluted*	$(2.40)	$(0.54)	$0.24

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	2020	2019	2018
OPERATING ACTIVITIES
Net (loss) income	$(18,331,208)	$(3,594,261)	$1,878,786
Adjustments to reconcile net (loss) (income) to net cash (used in) provided by operating activities:
Provision for losses on accounts receivable and other current assets	13,521,182	3,628,544	830,266
Provision for obsolete inventories	5,629	115,191	30,403
Depreciation	3,206,568	2,842,787	2,940,387
Amortization of intangible assets and other assets	273,076	58,164	734,150
Amortization of convertible note discount	558,690	46,165	-
Loss (gain) on sale of property and equipment	435,767	-	4,243
Loss from disposal of inventories	128,983	62,732	189,861
Stock-based payments for consulting services	445,749	86,326	43,788
Stock-based compensation	298,091	494,316	584,629
Gain from write-off of long aged payables	-	-	(278,099)
Impairment of long-term investments	-	-	45,400
Changes in operating assets and liabilities:
Accounts receivable	(3,033,406)	923,873	(5,156,120)
Accounts receivable from related parties	(292,230)	(5,262,357)	(5,137,222)
Inventories	59,002	207,233	(320,267)
Increase in other non-current assets	-	(4,343,311)	-
Other receivables and prepaid expenses	2,054,954	4,385,133	2,497,105
Advances to suppliers	(2,643,860)	(598,082)	1,123,765
Amounts due to/from related parties	-	(870,859)	(118,771)
Other payables and accrued expenses	691,846	663,584	652,149
Advances from customers	(126,515)	122,720	38,951
Advances from customers from related parties	10,247	91,233	(939,957)
Accounts payable	1,025,912	(503,267)	3,963,341
Accounts payable from related party	-	-	68,845
Income tax payable	(71,316)	(237,968)	(1,201,831)

Net cash (used in) provided by operating activities	(1,782,839)	(1,682,104)	2,473,802

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	25,697	133	577
Purchases of property, equipment and software	(1,668,363)	(1,619,325)	(1,797,510)
Disbursement of loan receivable - related party	(90,977)	(400,608)	-
Disbursement of loan receivable	-	-	(2,270,006)
Proceeds of loan receivable	-	2,171,655	-
Net cash (used in) provided by investing activities	(1,733,643)	151,855	(4,066,939)

FINANCING ACTIVITIES

Proceeds from borrowings under short-term loans	6,285,837	7,817,959	6,810,017
Repayment of short-term loans	(7,052,014)	(7,231,612)	(8,178,074)
Proceeds from exercise of consultants’ stock options	-	-	44,843
Proceeds from issuance of convertible note, net of debt issuance costs	2,687,387	1,000,000	-
Proceeds from issuance of ordinary shares in connection with Private placement net of offering costs	1,151,738	-	1,500,000
Net cash provided by financing activities	3,072,948	1,586,347	176,786

Effect of exchange rate changes on cash and cash equivalents	20,782	(189,692)	(191,197)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(422,752)	(133,594)	(1,607,548)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,519,666	1,653,260	3,260,808
CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, ENDING	$1,096,914	$1,519,666	$1,653,260

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$-	$600
Interest	$357,092	$445,582	$484,403

	December 31, 2020	December 31, 2019
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$882,770	$1,519,666
Restricted cash	214,144	-
Total cash, cash equivalents, and restricted cash	$1,096,914	$1,519,666